UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30974 / March 5, 2014

_____

In the Matter of   :
                                                      :

Elkhorn Securities, LLC   :
Elkhorn Unit Trust   :
                                                      :
207 Reber Street, Suite 201   :
Wheaton, IL 60187   :
                                                      :
(812-14260)   :
                                                      :

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) AND
26(a)(2)(C) OF THE ACT AND RULES 19b-1 AND 22c-1 UNDER THE ACT AND
SECTIONS 11(a) AND 11(c) OF THE ACT APPROVING CERTAIN OFFERS OF
EXCHANGE AND ROLLOVER PRIVILEGES

Elkhorn Securities, LLC and Elkhorn Unit Trust filed an application on January 9, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
granting exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the
Act and rules 19b-1 and 22c-1 under the Act and under sections 11(a) and 11(c) of the Act
approving certain offers of exchange and rollover privileges. The order would permit certain
unit investment trusts to: (a) impose sales charges on a deferred basis and waive the deferred
sales charge in certain cases; (b) offer unitholders certain exchange and rollover options;
(c) publicly offer units without requiring the depositor to take for its own account or place with
others $100,000 worth of units; and (d) distribute capital gains resulting from the sale of
portfolio securities within a reasonable time after receipt.

On February 3, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30902). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested approval is appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Elkhorn Securities, LLC and Elkhorn Unit Trust (File No. 812-14260);

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 11(a) and 11(c) of the Act, that the requested approval of certain offers of exchange and rollover privileges, is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary